January 16, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1

(Registration No. 333-217601) of Nine Energy Service, Inc., a Delaware

Corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 3:30 p.m. (Washington, D.C. time) on January 18, 2018, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time. Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have affected the following distribution of the preliminary prospectus relating to the initial public offering, dated January 9, 2018, through the date hereof:

Preliminary Prospectus dated January 9, 2018

Approximately 1,772 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very Truly Yours,

J.P. MORGAN SECURITIES LLC

As Representative of the several underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Brash
Name:	Lucy Brash
Title:	Vice President

Authorized Signatory

Signature Page to the

Acceleration Request Letter

GOLDMAN SACHS & CO. LLC
As Representative of the several underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ David McDonald
Authorized Signatory

Signature Page to the

Acceleration Request Letter

WELLS FARGO SECURITIES, LLC
As Representative of the several underwriters

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Authorized Signatory
David Herman
Director

Signature Page to the

Acceleration Request Letter